China Pharma Holdings, Inc.
Second Floor, No. 17, Jinpan Road
Haikou, Hainan Province, China 570216

September 23, 2011
VIA EDGAR

Ms. Tabatha Akins
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	China Pharma Holdings, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 3, 2011 and Amended March 17, 2011
Form 10-Q for the period ended March 31, 2011
Filed May 10, 2011
File No. 001-34471

Dear Ms. Akins:

We refer to the above filings for China Pharma Holdings, Inc., which are the subject of the comment letter from the Securities and Exchange Commission dated September 13, 2011 (the “Comment Letter”).

As you have discussed with our legal counsel, Elizabeth Chen, Esq. of Pryor Cashman LLP on September 22, 2011, due to the untimely passing of certain family members of our management and auditor, you have granted us an extension until Friday, October 28, 2011 (the “Extended Due Date”).  We hereby submit this written extension request accordingly.  We expect to respond to the Comment Letter by the Extended Due Date.

Please feel free to contact me or Elizabeth Chen, Esq. at 212-326-0199 or via fax at 212-798-6366, in case you have any further comments or questions in this regard.

Very truly yours,

/s/ Zhilin Li
Zhilin Li
Chief Executive Officer